UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)
The Westaim Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
956909105
(CUSIP Number)
November 27, 2008
(Date of Event Which Requires Filing of this Statement)
Goodwood Inc. 212 King Street West, Suite 201 Toronto, Ontario, Canada M5H 1K5 Telephone: (416) 203-2022 Attn: Peter H. Puccetti
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Gary J. Simon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
CUSIP No. 956909105	Page 2 of 14

1	NAME OF REPORTING PERSONS 1354037 Ontario Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,657,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,657,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT 18,657,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 956909105	Page 3 of 14

1	NAME OF REPORTING PERSONS Goodwood Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,657,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,657,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,657,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON* IA

SCHEDULE 13D
CUSIP No. 956909105	Page 4 of 14

1	NAME OF REPORTING PERSONS Goodwood Fund S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,975,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,975,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,975,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D
CUSIP No. 956909105	Page 5 of 14

1	NAME OF REPORTING PERSONS The Goodwood Capital Fund S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,302,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,302,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D
CUSIP No. 956909105	Page 6 of 14

1	NAME OF REPORTING PERSONS Arrow Goodwood Fund S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,957,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,957,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D
CUSIP No. 956909105	Page 7 of 14

1	NAME OF REPORTING PERSONS Goodwood Fund 2.0 Ltd. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,421,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,421,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,421,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D
CUSIP No. 956909105	Page 8 of 14

1	NAME OF REPORTING PERSONS Peter H. Puccetti S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,657,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,657,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,657,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 956909105	Page 9 of 14

1	NAME OF REPORTING PERSONS J. Cameron MacDonald S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,657,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,657,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,657,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 956909105	Page 10 of 14

Item 1.	Security and Issuer

(a)	Name of Issuer:

The Westaim Corporation

(b)	Address of Issuer's Principal Executive Offices:

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta,
Canada T2P 3N4

(c)	Class of Security

Common Stock

Item 2.	Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) Goodwood Fund (“Goodwood Fund”) with respect to shares of common stock (the “Shares” or the “Common Stock”) of the Issuer beneficially owned by it; (ii) Arrow Goodwood Fund (“Arrow”) with respect to Shares beneficially owned by it; (iii) The Goodwood Capital Fund (“Capital Fund”) with respect to Shares beneficially owned by it; (iv) Goodwood Fund 2.0 Ltd. (“2.0”) with respect to Shares beneficially owned by it; (v) Goodwood Inc. (“Goodwood Inc.”) with respect to Shares beneficially owned by Goodwood Fund, Arrow, Capital Fund and 2.0; (vi) 1354037 Ontario Inc. (“Ontario”) with respect to Shares beneficially owned by Goodwood Inc.; (vii) Peter H. Puccetti (“Puccetti”) with respect to Shares beneficially owned by Ontario and (viii) J. Cameron MacDonald (“MacDonald”) with respect to Shares beneficially owned by Ontario.  Each of Goodwood Inc., Ontario, Puccetti and MacDonald disclaims beneficial ownership of the securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of Goodwood Fund, Capital Fund, Arrow, Goodwood Inc., Ontario, Puccetti and MacDonald is 212 King Street West, Suite 201, Toronto, Canada M5H 1K5.  The principal business address of 2.0 is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Grand Cayman, Cayman Islands.

(c)	Principal Occupation, Employment or Business:

Goodwood Inc. is the sole investment manager of each of Goodwood Fund, Arrow, Capital Fund, and 2.0.  Each of Goodwood Fund, Arrow, Capital Fund, and 2.0 is principally engaged in making investments.  Ontario owns all of the capital stock of Goodwood Inc.  Puccetti and MacDonald are the executive officers and directors of Ontario.  Puccetti is the Chairman and Chief Investment Officer, MacDonald is the President and Chief Executive Officer and they are directors of Goodwood Inc.

SCHEDULE 13D
CUSIP No. 956909105	Page 11 of 14

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Each of Goodwood Fund, Arrow and Capital Fund is a Canadian mutual fund trust and 2.0 is a Cayman Islands limited liability company.  Each of Puccetti and MacDonald is a Canadian citizen.  Each of Ontario and Goodwood Inc. is an Ontario corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 18,657,000 shares purchased by the Reporting Persons was $4,429,061.55.  The source of the funding for the purchase of these Shares was the general working capital of the respective purchasers.

Item 4.	Purpose of the Transaction

No agreement, arrangement or understanding exists between the Reporting Persons and management of the Issuer. The Reporting Persons may seek to communicate with management in the future. The Reporting Persons may, from time to time, and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.  Subject to applicable law, the Reporting Persons may also from time to time undertake such other actions as it considers necessary to seek to enhance shareholder value at the Issuer, including without limitation, actions intended to cause changes to the business, strategy or board composition of the Issuer, including that the Reporting Persons may requisition a meeting of the shareholders of the Issuer with respect to the removal and replacement of directors of the Issuer.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D of the Exchange Act, but the Reporting Persons reserve the right to propose, undertake or participate in any such actions in the future.

Item 5.	Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 94,214,632 Shares issued and outstanding as of August 7, 2008, as reported on the Issuer’s Report on Form 6-K for the period ended August 14, 2008, as filed on August 14, 2008 with the Securities and Exchange Commission.

(a)
Pursuant to Rule 13d-3 of the Exchange Act (“Rule 13d-3”), each of Ontario and Goodwood Inc. was the beneficial owner of the 18,657,000 shares of Common Stock on December 2, 2008 (representing approximately 19.8% of the then outstanding Common Stock) that were beneficially owned by each of Puccetti and MacDonald as described below and that were owned by funds as described below.  Of these 18,657,000 beneficially-owned shares of Common Stock, 9,975,800 (constituting approximately 10.6% of the outstanding Common Stock) were owned of record by Goodwood Fund, 2,302,200 (constituting approximately 2.4% of the outstanding Common Stock) were

SCHEDULE 13D
CUSIP No. 956909105	Page 12 of 14

owned of record by Capital Fund, 2,957,800 (constituting approximately 3.1% of the outstanding Common Stock) were owned of record by Arrow and 3,421,200 (constituting approximately 3.6% of the outstanding Common Stock) were owned of record by 2.0.

Pursuant to Rule 13d-3, each of Puccetti and MacDonald was the beneficial owner of 18,657,000 shares of Common Stock on December 2, 2008 (all of which were owned by funds as described above), constituting approximately 19.8% of the outstanding Common Stock on such date.

(b)
Puccetti and MacDonald share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Ontario, Goodwood Inc., Goodwood Fund, Capital Fund, Arrow and 2.0, by virtue of their respective positions at each such entity.

Each of Goodwood Fund, Capital Fund, Arrow and 2.0 has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock owned by such fund.

Goodwood Inc. shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by each of Goodwood Fund, Capital Fund, Arrow and 2.0, by virtue of its role as the sole investment manager of each such entity.

Ontario shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by each of Goodwood Fund, Capital Fund, Arrow and 2.0, by virtue of its equity interests in Goodwood Inc.

(c)	The following transactions with respect to the Shares were effected by the identified parties during 60 days prior to December 5, 2008, all on the Toronto Stock Exchange:

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share
Goodwood Fund	October 15, 2008	S	93,100	$0.1925
Goodwood Fund	October 23, 2008	S	296,100	$0.2000
Goodwood Fund	November 21, 2008	B	1,386,300	$0.1917
Goodwood Fund	November 27, 2008	B	623,500	$0.2088
Goodwood Fund	December 2, 2008	B	7,046,000	$0.2498
Total			8,666,600

The Goodwood Capital Fund	October 15, 2008	S	700	$0.1925
The Goodwood Capital Fund	October 23, 2008	S	66,400	$0.2000
The Goodwood Capital Fund	November 21, 2008	B	318,800	$0.1917
The Goodwood Capital Fund	November 27, 2008	B	155,300	$0.2088
The Goodwood Capital Fund	December 2, 2008	B	1,625,000	$0.2498
Total			2,032,000

Arrow Goodwood Fund	October 15, 2008	S	38,800	$0.1925
Arrow Goodwood Fund	October 23, 2008	S	97,600	$0.2000
Arrow Goodwood Fund	November 21, 2008	B	409,500	$0.1917
Arrow Goodwood Fund	November 27, 2008	B	197,700	$0.2088
Arrow Goodwood Fund	December 2, 2008	B	2,069,000	$0.2498
Total			2,539,800

SCHEDULE 13D
CUSIP No. 956909105	Page 13 of 14

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share
Goodwood Fund 2.0 Ltd.	October 15, 2008	S	281,900	$0.1925
Goodwood Fund 2.0 Ltd.	October 23, 2008	S	142,000	$0.2000
Goodwood Fund 2.0 Ltd.	November 21, 2008	B	650,500	$0.1917
Goodwood Fund 2.0 Ltd.	December 2, 2008	B	2,360,000	$0.2498
Total			2,586,600

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the Shares, including but not limited to transfer or voting of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.   Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of December 5, 2008 among each Reporting Person.

SCHEDULE 13D
CUSIP No. 956909105	Page 14 of 14

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2008
1354037 ONTARIO INC.

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

GOODWOOD INC.

By:	/s/ J. Cameron MacDonald
Name: J. Cameron MacDonald
Title: Authorized Person

GOODWOOD FUND

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

THE GOODWOOD CAPITAL FUND

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

ARROW GOODWOOD FUND

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

GOODWOOD FUND 2.0 LTD.

By:	/s/ Peter H. Puccetti
Name: Peter H. Puccetti
Title: Authorized Person

/s/ Peter H. Puccetti
PETER H. PUCCETTI

/s/ J. Cameron MacDonald
J. CAMERON MACDONALD